Mail Stop 4561

March 22, 2007

Mr. Robert M. La Forgia
Executive Vice President and Chief Financial Officer
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210

>   **Re: Hilton Hotels Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **File No. 001-03427**

Dear Mr. La Forgia:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page 52

1.   Please tell us your basis for disaggregating operating income from unconsolidated affiliates and net interest from unconsolidated affiliates in your statements of income.

Note 16: Segment Information, page 93

2.   We note your disclosure at page 43 that your leased properties operate at margins significantly lower than your owned hotels due to the relatively large size of the

lease payments required. We further note your disclosure here that your reportable segments are based on similar products or services. Please tell us how you evaluated the aggregation criteria in paragraph 17 of SFAS 131 in determining that your leased and managed hotels constitute one reportable segment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief